November 1, 2006

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Jennifer Hardy, Legal Branch Chief
Andrew Schoeffler, Staff Attorney

Re:	NS Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 24, 2006
File No. 001-09838
Dear Ms. Hardy and Mr. Schoeffler:
     This letter sets forth the responses of NS Group, Inc., a Kentucky corporation (the “Company”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 25, 2006 (the “Comment Letter”), with respect to the above-referenced filing (the “proxy statement”).
     For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter, followed by the response. This letter and the Company’s amended proxy statement on Schedule 14A (the “Revised Proxy”) are being filed with the Commission electronically today.
     In addition to the EDGAR filing, we are delivering via hand delivery a hard copy of this letter, along with:
•	one clean courtesy copy of the Revised Proxy (the “clean copy”), and

•	one copy of the Revised Proxy marked to show changes from the last filing (the “marked copy”).
     For ease of reference, each of the Staff’s comments is reproduced below in its entirety in bold, followed by the corresponding response. Defined terms used in this response letter and defined in the proxy statement are used in this response letter as defined in the proxy statement, unless otherwise defined in this response letter.
Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750
Tel (314) 259-2000
Fax (314) 259-2020
www.bryancave.com

Chicago
Hong Kong
Irvine
Jefferson City
Kansas City
Kuwait
Los Angeles
New York
Phoenix
Shanghai
St. Louis
Washington, DC

And Bryan Cave,
A Multinational Partnership,
London

Securities and Exchange Commission
November 1, 2006

Background of the Merger, page 8
1.	We note your response to comment 8 of our letter dated October 19, 2006 and we reissue this comment, as it does not appear that you have discussed the resolution of the significant issues and the positions of each party, other than with respect to the break-up fee.
          Response: We have revised the proxy statement in response to the Staff’s comment on page 10 of the clean copy of the Revised Proxy and on page 10 of the marked copy.
Reasons for the Merger; Recommendation of Our Board of Directors, page 11
2.	We note your response to comment 9 of our letter dated October 19, 2006 and we reissue this comment with respect to the first, fifth, and sixth bullet points. In this regard, please explain why these factors support the fairness determination, rather than simply listing the factors considered by the board. For example, with respect to the fifth bullet point, why does the fact that employees will have an opportunity support the fairness determination with respect to your stockholders?
          Response: We have revised the first and sixth bullet points in the proxy statement in response to the Staff’s comment on page 11 of the clean copy of the Revised Proxy and on page 11 of the marked copy. Upon further consideration, we removed the fifth bullet point in response to the Staff’s comment. Although the board of directors of the Company considered this factor in its deliberations relating to the transaction as permitted by Kentucky law, it was not material to its determination of fairness of the consideration with respect to the Company’s shareholders.
Litigation Related to the Merger, page 27
3.	Please update this subsection for any developments in the litigation associated with your proposed transaction. In addition, please provide us copies of the complaint identified in this subsection and any associated motions, answers or other filings made in connection with this litigation. Please be advised that we may have further comments once we have had the opportunity to review these materials.
          Response: There have been no developments in the litigation apart from the filing and service of the complaint. We are supplementally providing, by hand delivery under separate cover, copies of the complaint filed in the Campbell Circuit Court of the Commonwealth of Kentucky and styled Advantage Partners v. Clifford R. Borland, et al., Case #06-C1-01422 #2. No other filings have been made in connection with this litigation.
* * * *
     If you have any questions regarding any of the responses, please feel free to call me at 314-259-2797.
Respectfully submitted,
/s/ Stephanie M. Hosler
Stephanie M. Hosler
Enclosures